

November 23, 2009

Mr. Eric Sauve
President
Grant Hartford Corporation
c/o David Rodli Law Offices
2001 S. Russell
Missoula, MT 59806

> **Re:** **Grant Hartford Corporation**
> **Amendment No. 5 to Form S-1**
> **Filed November 10, 2009**
> **File No. 333-155507**

Dear Mr. Sauve:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Form S-1

General

1. Please update your financial statements and related disclosure to comply with Rule 8-08 of Regulation S-X.

Exhibit 16.1

2. We note that your legality opinion "may be relied upon by the Company." Please obtain and file a revised opinion of counsel that does not contain this inappropriate qualification. Investors are entitled to rely on the legality opinion

        filed in connection with this registration statement. In this regard, we note prior comment 37 from our letter dated January 16, 2009, as well as prior comment 18 from our letter dated July 2, 2009.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 with questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Raul Rodriguez, Esq., (303) 861-1995